Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 001-39774

The following memoranda was shared with employees and certain former employees of Rover on February 18, 2021.

Rover-Caravel Deal: Updates to Employee FAQ

Transaction Questions

1.	What are we announcing?

Rover and Nebula Caravel Acquisition Corporation, a special purpose acquisition company (or a “SPAC”), have entered into a merger agreement . Specifically, we have signed an agreement with Caravel, but the transactions contained in that agreement will not be complete until the deal “closes,” which is a likely—but not a guaranteed—outcome.

Once the deal closes, Rover and Caravel will be a combined public company (“ROVR”), with Rover’s name, brand, team, company values, and mission. Rover’s stock will become publicly traded under ROVR on Nasdaq. As a result of this deal, Rover will have more capital to invest in our growth and expansion.

2.	Who is Nebula Caravel Acquisition Corporation?

Nebula Caravel Acquisition Corporation is a special purpose acquisition company (SPAC) sponsored by True Wind Capital, a San Francisco-based private equity firm with deep technology investing experience. A SPAC isn’t an operating company, but rather an entity designed to take organizations public without going through the traditional IPO process. These publicly traded corporations combine with other companies, which then also become part of the public company. SPACs are becoming increasingly common as an efficient path to raising capital and going public, rather than a traditional IPO or a direct listing.

3.	What happens next?

Following today’s announcement, Rover and Caravel will continue the process toward closing the transaction. This includes navigating review processes with government agencies like the SEC, obtaining shareholder approvals, as well as satisfying certain other conditions set forth in the agreement with Caravel. Rover has been preparing to be a public company for some time, so we don’t anticipate any major changes across the organization. Once the SEC has declared effective the registration statement related to this transaction, we have completed certain administrative and corporate governance actions, and the other conditions set forth in the agreement with Caravel have been met, we’ll be ready for the deal to close. As stated in our press release, we are planning for the deal to close in Q2 2021.

4.	Is this announcement good news for employees and shareholders?

We’re excited and we hope you are too! The proposed transaction ascribes an enterprise value to Rover of $1.35 billion, roughly 40% more than Rover’s valuation in the final private fundraise round in May 2018. When closed, this deal will also result in a significant amount of money in Rover’s bank account, which we intend to use to accelerate Rover’s growth and continue to deliver on our mission. In addition, it may also provide employees and shareholders with the option for liquidity. However, it is important to know that there is still a chance the deal does not close, due to unexpected circumstances. That would be less-good news, but this announcement would still signal that Rover is a healthy business that has drawn significant public market attention.

5.	What is insider trading? Can I buy or sell Nebula Caravel Acquisition Corporation (NEBC) securities? What can I say about this publicly?

Insider trading is the buying or selling of a publicly traded company’s securities by someone who has material nonpublic information about that stock. Material nonpublic information is any information that could substantially impact an investor’s decision to buy or sell the security that has not been made available to the public. Since Caravel will trade based on the prospects of completing the combination with us, this could include information about our financial performance, projections, vendor relationships, and product plans. All Rover employees likely have nonpublic information about Rover and Caravel. Insider trading is a crime punishable by both monetary penalties and imprisonment. Over the coming months, we will offer training and resources to help employees better understand how to avoid insider trading.

Given that you likely have nonpublic information about Caravel because of your employment with Rover, you should not buy or sell Caravel securities, and you should not recommend that anyone else buy or sell Caravel securities. Caravel is a public company that trades on the Nasdaq, and as of February 11, 2021, its securities will trade based in part on the market’s perception of Rover.

As a publicly traded company, ROVR will be subject to regulations that may result in enhanced scrutiny of certain public communications. Though this does not necessarily impact your personal social media use, we expect employees to continue to use all social media appropriately as a representative of this company. This includes not sharing any nonpublic information about Rover, its performance, or this transaction with anyone outside of the company. For more information, please see Rover’s social media policy in our Employee Handbook (page 27).

In summary:

•	You should not buy or sell publicly traded stock when you have nonpublic information that impacts its potential value.

•	You should only share information that’s publicly available when discussing Rover or Caravel with non-employees. If you are uncertain whether information is publicly available, please don’t share it.

•	Please read the social media policy in our Employee Handbook (page 27) for some useful reminders.

6.	When will I learn more about all of the equity-related items above?

There’s a lot of complicated information to absorb, we know! We are going to have All Hands company meetings on Thursday, February 18th to go into more detail, and share this more in-depth FAQ at that meeting, once appropriate forms have been filed with the SEC. We will also share this FAQ with former employees who hold unexpired options.

In the coming weeks, we will have several training sessions for employees on the transaction, its timing, and the specific decisions you may need to make. We’ll also be sharing updates on the timing and process for granting refresh/new hire grants.

7.	Will former employees be eligible to benefit from this event?

Yes. Former employees with unexpired stock options as well as former employees who are already Rover shareholders are eligible to benefit.

We will reach out directly to key members of our external community—including former employees who hold unexpired Rover options and to all Rover shareholders—at the appropriate time to provide them with important information and resources related to this deal.

8.	Why is Rover looking to go public now?

Becoming a public company, or “going public”, is one way companies fund future growth. In Rover’s case, we believe we have built a sustainable business, oriented around a mission we are passionate about, and that a period of real value creation is in front of us. As we look ahead to recovery and growth, going public will further enable us to bring the unconditional love of pets to everyone by giving us the financial resources to proactively pursue strategies to help us fulfill that mission—which is particularly meaningful during this difficult era when people need the love of a pet more than ever.

9.	Why do a SPAC deal and not a “traditional” IPO?

The Rover team considered a number of different alternatives for Rover and determined that this business combination with Caravel was in the best interests of Rover and its stockholders. Ultimately, we believe that a SPAC deal has several key advantages for Rover over a traditional IPO:

•	It’s efficient and could accelerate the go-public process by weeks or months versus a traditional IPO.

•	The SPAC process can allow for more engagement with the institutional investors that focus on public companies.

•	We believe that in today’s market, the cost of capital for Rover can be equivalent or even lower in a SPAC deal than a traditional IPO.

•	Unlike traditional IPOs, SPAC deals involve a predetermined transaction value, which provides for some greater certainty regarding Rover’s entry into the public market.

10.	How is Rover planning on investing the incremental capital from this event?

This incremental capital does not change our overall strategy, but it will allow us to ramp our marketing in anticipation of a post-pandemic recovery, accelerate the expansion of core service offerings, grow our geographic footprint, build our brand, and continue to focus on our mission to help everyone experience the unconditional love of a pet.

11.	How should I interpret the changing stock price of Caravel between now and the close?

Public stock markets can be volatile, and we encourage you to avoid the temptation to overinterpret noisy data. However, prior to the close of this transaction, which is currently expected in Q2, fluctuations in the stock price of Caravel will not impact the amount of cash or shares that Rover stockholders will receive in the deal, or related equity conversions.

Equity Questions

12.	How does this deal impact my equity interests in Rover?

There’s a lot of information below, so please read carefully and know that we’ll be holding a series of meetings and training sessions soon to discuss your choices and answer your questions.

What if I have shares of Rover stock?

If you have shares of Rover stock, including as a result of your exercise of vested options, you will have a decision to make before the deal closes: you can elect to receive some or all of your “consideration” (or, your portion of the deal value) either in the form of cash or shares of ROVR stock. Regardless of your decision, everyone who holds shares of Rover common stock as of the closing of the deal will participate in the “Earnout” described below with respect to those shares.

If you elect to keep some or all of your shares, those shares will be converted to shares of ROVR stock.

If you elect to receive consideration in the form of cash for some or all of your shares (or “cash out” those shares):

•	You will be required to submit your election by a certain deadline before the deal closes.

•	More information, including the election deadline date and the mechanics of the election, will be provided to you in an election form that will be sent to you before the election deadline.

•	If you do not properly complete and return your election form by the election deadline, all of your shares will convert to ROVR stock.

•

There is no guarantee that you will be able to receive cash for all of the Rover shares that you elect to “cash out.” This is because there will be a limited amount of cash available to fulfill all cash elections, and that amount will be spread across all shareholders who elect to receive cash. The size of the total cash pool for fulfilling cash elections will depend on a number of factors, including the number of Caravel stockholders that elect to redeem their shares of Caravel stock in connection with the closing of the deal. In turn, the amount of cash you actually receive will depend on the size of the total cash pool for fulfilling cash elections, the total number of Rover shareholders that elect to cash out shares, and the total number of shares they elect to cash out. If you elect to receive cash beyond what is available, your remaining shares will be converted to ROVR shares. For example, if you elect to receive cash for 100 of your shares, but there is only enough cash to fulfill that election for 90 shares, then your remaining 10 shares will be converted to ROVR shares.

•	At closing, any cash that you receive from your cash election will be a taxable sale, and we encourage you to consult with a tax advisor before making a cash election.

What is the “Earnout”?

The Earnout provides an opportunity for everyone who holds Rover stock as of the closing (regardless of whether they elected to cash out any of those shares) to receive additional shares of ROVR stock in the future (or “earnout shares”), if ROVR’s stock price–on a volume weighted average price (or VWAP) basis over 20 out of 30 trading days–hits certain targets during its first seven years on the public market.

Specifically, if in the first seven years after closing:

•

Target 1: ROVR’s common stock reaches a VWAP of $12 per share g holders of ROVR stock as of the closing of the deal will receive an aggregate amount of 10 million earnout shares (minus an amount allocated to ROVR optionholders pro rata)

•

Target 2: ROVR’s common stock reaches a VWAP of $14 per share g holders of ROVR stock as of the closing of the deal will receive an additional aggregate amount of 10 million earnout shares (minus an amount allocated to ROVR optionholders pro rata)

•

Target 3: ROVR’s common stock reaches a VWAP of $16 per share g holders of ROVR stock as of the closing of the deal will receive an aggregate additional amount of 2.5 million earnout shares (minus an amount allocated to ROVR optionholders pro rata)

The amount of earnout shares you’ll receive if the above targets are hit will be calculated based on how many shares of Rover you held as of the closing of the deal proportionate to other shareholders. Said another way, the earnout shares you’ll receive will not be determined based on how many shares of ROVR you hold, if any, on the date a target is hit. If a target is hit and you’re eligible to receive earnout shares, you will not need to take any action; your earnout shares will be automatically issued in your name.

What if I have vested stock options?

If you have vested Rover stock options, you have a decision to make: you can choose (i) to exercise some or all of those options and receive shares of Rover common stock, or (ii) not to exercise your vested options, in which case those options will become vested options to purchase shares of ROVR common stock.

•

If you choose to exercise any of your vested stock options, you will receive the equivalent number of shares of Rover common stock, and you will have another decision to make (see “What if I have shares of Rover stock?”). You may exercise as many or as few vested options as you’d like, which includes choosing not to exercise any vested options at all.

•

If you choose NOT to exercise any of your vested stock options, those unexercised vested options will automatically convert to a number of (vested) options to purchase shares of ROVR common stock upon closing, calculated using the “Option Exchange Ratio.”

•

While we aren’t able to calculate the exact Option Exchange Ratio yet, it will be based on the number of shares of ROVR stock that Rover stockholders will receive in the company, including any earnout shares. Additionally, the per share exercise price of each of your options will be adjusted to reflect the Option Exchange Ratio so that the total exercise price (number of options times price) is the same before and after the transaction. The other key terms related to these options will stay the same, including their vesting schedule(s).

What if I have unvested stock options?

If you will have unvested Rover stock options as of the closing of the deal, you don’t need to take any action with respect to those unvested options. All of your unvested options will be automatically converted to a number of unvested options to purchase shares of ROVR common stock upon closing, calculated using the “Option Exchange Ratio” described above. As with vested options, the per share exercise price of each of your unvested options will be adjusted to reflect the Option Exchange Ratio so that the total exercise price (number of options times price) is the same before and after the transaction. The other key terms related to these options will stay the same, including their vesting schedule(s).

13.	Can I exercise my stock options now?

Yes, you can exercise your options, to the extent vested, in accordance with the terms and conditions of your option awards.

As a reminder, anyone who is a Rover shareholder at closing will be subject to the lockup period and will not be able to sell ROVR shares for up to 180 days after the transaction closes.

For US Employees:

•	To exercise incentive stock options (ISOs), sign and send back your exercise notice and remit payment for the exercise price to us.

•

To exercise non-qualified stock options (NSOs), sign and send back your exercise notice and remit payment for the exercise price plus the required amount of withholding to cover the relevant tax obligations to us. Our Equity team will provide you with the applicable amount of withholding for your exercise.

•	If you aren’t sure what type of options you hold, you can look that information up in your equity account.

For Europe Employees:

To exercise stock options, sign and send back your exercise notice and send the exercise price in USD to us via wire payment. Applicable taxes will be withheld from your paycheck; if taxes exceed your paycheck, you will need to pay the balance in your local currency directly to your employing entity.

You can find up to date information on how to exercise your options, including how to sign and deliver your exercise notice, and which methods of payment are acceptable, on our internal Equity hub and in your equity account.

Former employees can log in to our equity plan software on [this page]. You will be able to login using your personal email address and your equity account number (provided to you in your offboarding documents). If you are unable to locate your equity account number, please email [XX]@rover.com.

14.	What if my options are about to expire?

This deal does not impact option expiration dates. Options typically expire 10 years after their grant date or three months after your employment ends, whichever is sooner. However, there may be exceptions based on your circumstances. Please review your equity account and your option agreement(s) for up to date information on your equity holdings (including expiration date(s)). If you choose to exercise any of your vested options, Rover must receive your signed exercise notice and the specific form of payment required based on the type of option and your location prior to the option expiration date.

If you have vested options that are nearing expiration, plan ahead to ensure you are able to make a decision that is best for you. Once an option hits its expiration date, Rover cannot revive it.

15.	Can I buy stock in Rover now?

Until the deal closes, Rover stock will not be publicly traded, so there will be no active market on which to buy shares of Rover common stock. After the deal closes, ROVR’s common stock will be publicly traded, and employees will generally be able to purchase it, outside of blackout periods.

16.	Can I sell my Rover stock now?

Not until Rover is a publicly traded company. Following the close of the transaction, ROVR will be a publicly traded company, and you will be able to sell shares of ROVR common stock on the public market, after the lockup period and subject to any applicable blackout periods.

17.	What is a “blackout period”?

A blackout period is a period of time during which insiders of a company (like employees and board members) may be restricted from buying or selling shares in that company. Blackout periods may be implemented for a variety of reasons.

In public companies, blackout periods are typically imposed to prevent insider trading, and so they often begin near the end of a fiscal quarter and extend until after the release of financial results because insiders are more likely to have material nonpublic information at that time. Blackout periods may also be imposed when there are developments at the company that are not ripe for public disclosure. When possible, we will advise you in advance of upcoming blackout periods and the related restrictions.

18.	What is an “open trading window”?

An open trading window is a period of time during which insiders of a public company (like employees and board members) may buy or sell shares in that company. This “window” usually opens just after a public company makes its quarterly earnings announcement. When possible, we will advise you in advance of upcoming trading windows.

19.	What is a “lockup period”?

In general, a lockup period is a period of time after a company has gone public during which certain shareholders are prohibited from selling their shares. Lockup periods are implemented to provide increased stability to a company’s entrance into the public market by preventing insiders from selling a large number of shares and driving an initial decline in the company’s stock price.

20.	Will Rover have a lockup period after closing?

Yes. ROVR will be subject to a lockup period that will expire 180 days after the transaction closes. During that time, anyone who is a shareholder at closing will be unable to sell their shares of ROVR stock, although they can still exercise options if they so choose.

However, if at any time during the lockup period, ROVR’s stock price on a volume weighted average basis trades at or above $16 per share for 20 trading days in any 30 day period, 50% of any shares you hold will be released from the lockup. All shares must be subject to the lockup period for at least 90 days, and so if the trading target is hit within the first 90 days of the lockup period, the release of 50% of shares won’t happen until the 90th day.

21.	Will I be able to “sell to cover” my stock options when ROVR is public?

A “sell to cover” transaction is also known as a “cashless exercise.” In this type of transaction, at the time of exercising your options, you would facilitate the sale of just enough of the resulting shares of ROVR stock to cover the costs of your exercise. We are evaluating the feasibility of offering “sell to cover” transactions through our equity plan software and will provide updates as they are available.

22.	What are the tax implications of the various decisions related to this transaction?

Rover is not a financial or tax advisor, and so we cannot provide you with that advice. We advise you to consult with your own tax advisors regarding the tax consequences of this deal.

23.	I am in Europe. How does this transaction impact my equity?

Our equity framework is consistently applied across employees and offices. In other words, any stock options or shares of Rover that you hold are subject to the same terms as your US counterparts (including exercise price and vesting schedule). However, the manner in which you need to exercise your options is different, as described above [link to exercise Q]. In addition, tax laws differ by state, country, region, and individual circumstance. As always, we advise you to consult with your own tax advisors regarding the tax consequences of this deal. Employees can also reach out to your HRBP who might help answer general questions and point you in the right direction.

24.	Will Rover be launching an employee stock purchase program?

An employee stock purchase program (ESPP) is typically a company-run program that enables employees to purchase company stock at a discounted price (often through payroll deductions). Rover is evaluating whether to provide an ESPP and will provide updates as they are available.

25.	How do I log into our equity plan software?

Current employees can find this information on the internal Equity Hub and on the HR Wiki.

Former employees can log in to our equity plan software on [this page]. You will be able to login using your personal email address and your equity account number (provided to you in your offboarding documents). If you are unable to locate your equity account number, please email [XX]@rover.com.

Employee Questions

26.	How does this deal impact my job?

In short: it doesn’t! The number one thing we all need to do is continue to execute against our OKRs and team goals.

There are no plans for any layoffs or significant changes of role for Rover employees. On the contrary, this news is a reflection of Rover’s growth potential.

While there may be additional responsibilities for some employees related to Rover becoming a publicly traded company, almost all employees will continue working in their current roles.

27.	What decision authority does Caravel have to make changes to the business and team at Rover?

Going forward, we expect that our executive team will remain the same. Assuming the transaction closes, True Wind Capital, the sponsor of Caravel, will act as an investor and one of the executives at True Wind will join our board of directors. True Wind will have approximately the same decision authority as any other major investor or board member.

28.	Are our customers aware of the change for Rover?

This announcement is public information, so many customers may be aware. We sent an email to active sitters, and will be including a mention of this transaction in owner-facing newsletter content.

29.	What do I do if a customer or vendor contacts me?

We do not anticipate any changes to our current vendors, suppliers, or other service providers. Please follow our normal course of business and refer any customer or vendor to their appropriate Rover contact. All external-facing Rover staff members are prepared to answer any customer or vendor question.

30.	What should I do if I receive a call from the media?

If you’re contacted by a member of the media, please do not provide any information about Rover and instead direct the request to Kristin Sandberg at pr@rover.com.

31.	Will this deal cause any changes to employee compensation or performance incentives?

Our compensation philosophy is not changing at this time. Those of you who currently have options will keep those options. However, annual equity awards (i.e. refresh grants) related to the 2020 performance review cycle are expected to be granted as restricted stock units (RSUs). While we will still have the ability to offer stock options in the future, we are excited to transition upcoming awards to RSUs.

32.	When will employees receive annual equity awards (i.e. refresh grants) as part of their compensation packages in 2021?

Annual equity awards (i.e. refresh grants) related to the 2020 performance review cycle will be delayed until after we are a public company and the appropriate securities filing has been made to register the underlying shares with the SEC. However, we do not expect any impact to the vesting start dates of these awards. Once granted, we expect that refresh grants will begin vesting on March 1, 2021, even if it takes longer for the equity framework to be finalized and approved.

33.	What if I am a recent hire and have not yet received an option grant?

Rover intends that you will receive equity compensation as contemplated in your offer letter. However, this compensation may be in the form of restricted stock units (RSUs) that reflect the value intended in your offer letter, and they will continue to require prior approval by Rover’s Board of Directors. As with annual refresh grants, these awards will be delayed until after we are a public company and the appropriate securities filing has been made to register the underlying shares with the SEC.

34.	What will happen to employee benefits, vacation, and health care?

There are no expected changes to our current benefits offerings at this time. You will remain under your current benefits structure.

35.	Will there be any leadership changes at Rover?

No. We expect that Aaron Easterly will continue as Chief Executive Officer, Tracy Knox will continue as Chief Financial Officer, and Brent Turner will continue as Chief Operating Officer.

36.	Will any of our vendors, suppliers, or other service providers change after the close of the transaction?

We do not anticipate any changes to our current vendors, suppliers, or other service providers.

37.	If everything is considered publicly available information, are all of Rover’s meetings, emails, and interoffice communications such as Slack part of the public record?

No. Our internal communications or private materials will not become public record by default. In the event that we become a publicly-traded company, we will disclose our financial performance and other information that is material to investors on a periodic basis, but in general our emails and interoffice communication will continue to remain confidential. You should continue to follow our existing policies on internal and external communications, and as always are expected to act courteously and professionally.

38.	Why did some former employees receive an email about this announcement and others didn’t?

We sent an email and a copy of the FAQ to all former employees who hold unexpired Rover options. We did not email shareholders, because the set of shareholders includes many individuals who are not former employees.

39.	I’m planning to engage a professional advisor. What information can I share with them?

You may share relevant information about this transaction, including the press release; the Form 8-K containing the business combination agreement; the Form S-4 ; and the FAQs we’ve shared that are also filed online: FAQs for Employees, FAQs for Former Employee Optionholders, and this FAQ document). You may also share information about your personal equity and financial situation with your financial, tax, or legal advisors to enable them to advise you accordingly. Before doing so, you should confirm that you have engaged them in that capacity and that proper confidentiality provisions apply.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger involving Nebula Caravel Acquisition Corporation (“Caravel”) and A Place for Rover, Inc. (“Rover”). Caravel intends to file a Registration Statement on Form S-4 with the SEC, which will include a proxy statement and prospectus of

Caravel and an information statement of Rover, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/information statement will also be sent to the stockholders of Caravel and Rover, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Caravel and Rover are urged to carefully read the entire registration statement and proxy statement/prospectus/information statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Caravel with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SPAC may be obtained free of charge from Caravel at https://www.truewindcapital.com/.

Caravel, Rover and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Caravel, in favor of the approval of the merger. Information regarding SPAC’s directors and executive officers is contained in the section of Caravel’s Form S-1 titled “Management,” which was filed with the SEC on dated November 20, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus/information statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Caravel’s and Rover’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Caravel’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 9, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Caravel’s or Rover’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Caravel nor Rover is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Caravel has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Caravel’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Caravel or Rover are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Rover’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the number of redemption requests made by Caravel’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Caravel to certain institutional accredited investors, the risk that the announcement and consummation of the transactions disrupts Rover’s current plans and operations, costs related to the transactions, the outcome of any legal proceedings that may be instituted against Caravel, Rover, the combined company or any of their respective directors or officers, following the announcement of the transactions, the ability of Caravel’s or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Caravel filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Caravel’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and Caravel’s proxy statement/prospectus/information statement when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravel’s and Rover’s control. While all projections are necessarily speculative, Caravel and Rover believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Caravel and Rover, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Caravel and is not intended to form the basis of an investment decision in Caravel. All subsequent written and oral forward-looking statements concerning Caravel and Rover, the proposed transaction or other matters and attributable to Caravel and Rover or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.